EXHIBIT 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

ITEM 1.	Reporting Issuer

Brigus Gold Corp.
2000 Barrington Street, Suite 501
Hallifax, Nova Scotia
B3J 3K1

ITEM 2.	Date of Material Change

October 1, 2010.

ITEM 3.	Press Releases

Press release in the form of Schedule A attached hereto was disseminated on October 4, 2010 via BusinessWire news service.

ITEM 4.	Summary of Material Change

Brigus Gold Corp. (“Brigus Gold” or the “Company”) (TSX and NYSE Amex: BRD) announced that it has filed a preliminary short form prospectus in respect of the previously announced bought deal offering.  The Company entered into an underwriting agreement dated October 1, 2010 with a syndicate of underwriters led by Haywood Securities Inc. (the “Lead Underwriter”) and including Cormark Securities Inc., BMO Nesbitt Burns Inc., CIBC World Markets Inc., Jennings Capital Inc., Paradigm Capital Inc. and Brant Securities Limited (together with the Lead Underwriter, the “Underwriters”).  Pursuant to the underwriting agreement, the Company has (i) agreed to sell and the Underwriters have agreed to purchase 30,000,000 units (“Units”) of Brigus Gold at a price of C$1.50 per Unit, and (ii) appointed Haywood as agent to offer for sale, on a guaranteed agency basis, up to 2,941,177 Flow-Through Shares at a price of C$1.70 per Flow-Through Share (collectively, the “Offering”).

The offering is scheduled to close on or about October 19, 2010 and is subject to certain conditions including, but not limited to, the receipt of all necessary approvals including the approval of the Toronto Stock Exchange, the NYSE Amex Equities, and the securities regulatory authorities.

In addition, the Company has granted to (i) the Underwriters, in respect of the Units, and (ii) Haywood, in respect of the Flow-Through Shares, an over-allotment option exercisable, in whole or in part, in the sole discretion of the Underwriters and/or Haywood, as the case may be, to purchase, in respect of the Units, or to offer for sale, in respect of the Flow-Through Shares, up to an additional 4,500,000 Units and/or an additional 441,176 Flow-Through Shares, in any combination of Units and Flow-Through Shares, at a price of C$1.50 per Unit and C$1.70 per Flow-Through Share, for a period of up to 30 days after the closing of the Offering.

ITEM 5.	Full Description of Material Change

See Schedule A attached.

ITEM 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

ITEM 7.	Omitted Information

Not applicable.

ITEM 8.	Executive Officer

The following officers of the Company may be contacted for further information:

Wendy Yang, Vice President of Investor Relations
Tel: (720) 886-9565 ext. 217
E-mail: ir@brigusgold.com

Sean Tufford, Director of Investor Relations
Tel: (902) 422-1432
E-mail: stufford@brigusgold.com

ITEM 9.	Date of Report

This report is dated this 5th day of October, 2010.

Schedule A

BRIGUS GOLD CORP. ANNOUNCES FILING OF PRELIMINARY PROSPECTUS
(Not for distribution to United States newswire services or for dissemination in the United States)

Halifax, Nova Scotia; October 4, 2010 – Brigus Gold Corp. (“Brigus Gold” or the “Company”) (TSX and NYSE Amex: BRD) announced today that it has filed a preliminary short form prospectus in respect of the previously announced bought deal offering.  The Company entered into an underwriting agreement dated October 1, 2010 with a syndicate of underwriters led by Haywood Securities Inc. (the “Lead Underwriter”) and including Cormark Securities Inc., BMO Nesbitt Burns Inc., CIBC World Markets Inc., Jennings Capital Inc., Paradigm Capital Inc. and Brant Securities Limited (together with the Lead Underwriter, the “Underwriters”).  Pursuant to the underwriting agreement, the Company has (i) agreed to sell and the Underwriters have agreed to purchase 30,000,000 units (“Units”) of Brigus Gold at a price of C$1.50 per Unit, and (ii) appointed Haywood as agent to offer for sale, on a guaranteed agency basis, up to 2,941,177 Flow-Through Shares at a price of C$1.70 per Flow-Through Share (collectively, the “Offering”). Each Unit will consist of one common share (“Common Share”) and one quarter of one common share purchase warrant (each whole warrant a “Warrant”), with each Warrant entitling the holder to acquire one Common Share at a price of C$2.19 expiring November 19, 2014.

In addition, the Company has granted to (i) the Underwriters, in respect of the Units, and (ii) Haywood, in respect of the Flow-Through Shares, an over-allotment option exercisable, in whole or in part, in the sole discretion of the Underwriters and/or Haywood, as the case may be, to purchase, in respect of the Units, or to offer for sale, in respect of the Flow-Through Shares, up to an additional 4,500,000 Units and/or an additional 441,176 Flow-Through Shares, in any combination of Units and Flow-Through Shares, at a price of C$1.50 per Unit and C$1.70 per Flow-Through Share, for a period of up to 30 days after the closing of the Offering.

The offering is scheduled to close on or about October 19, 2010 and is subject to certain conditions including, but not limited to, the receipt of all necessary approvals including the approval of the Toronto Stock Exchange, the NYSE Amex Equities, and the securities regulatory authorities.

The Company will use the gross proceeds from the sale of the Flow-Through Shares to incur flow-through expenditures for its Canadian projects located near Timmins, Ontario and Uranium City, Saskatchewan which qualify as 100% Canadian Exploration Expense (“CEE”), and will renounce such flow-through expenditures to the investors for the taxation year ending December 31, 2010.

After deducting expenses related to the Offering, the Company plans to use C$5 million of the net proceeds from the sale of the Units for working capital with approximately 50% of the balance used to reduce outstanding project debt related to the Black Fox project and 50% of the balance used to reduce the Company’s existing gold hedge commitments.

This press release shall not constitute an offer to sell or solicitation of an offer to buy the securities in any jurisdiction. The securities will not be and have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or applicable exemption from the registration requirements.

Cautionary and Forward-Looking Statements:

Statements contained in this document which are not historical facts are forward-looking statements that involve risk, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. All statements regarding the amount of financing, the “bought deal” basis of the financing and the timing associated therewith, the size, proceeds and use of proceeds of the financing and the option granted to the Underwriters are forward-looking statements and estimates that involve various risks and uncertainties.  This forward-looking information includes, or may be based upon, estimates, forecasts, and statements as to management's expectations with respect to, among other things, the outcome of legal proceedings, the issue of permits, the size and quality of the Company's mineral resources, progress in development of mineral properties, future production and sales volumes, capital and mine production costs, demand and market outlook for metals, future metal prices and treatment and refining charges, and the financial results of the company.
Important factors that could cause actual results to differ materially from these forward-looking statements include environmental risks and other factors disclosed under the heading “Risk Factors” in Brigus Gold’s most recent annual report on Form 10-K filed with the United States Securities and Exchange Commission and elsewhere in Brigus Gold’s documents filed from time to time with the Toronto Stock Exchange, the NYSE Amex, the United States Securities and Exchange Commission and other regulatory authorities.  All forward-looking statements included in this news release are based on information available to the Company on the date hereof.  The Company assumes no obligation to update any forward-looking statements, except as required by applicable securities laws.

For further information contact:

Wendy Yang, Vice President of Investor Relations
Tel: (720) 886-9565 ext. 217
E-mail: ir@brigusgold.com

Sean Tufford, Director of Investor Relations
Tel: (902) 422-1432
E-mail: stufford@brigusgold.com